October 27, 2015	Alan M. Knoll (212) 506-5077 alanknoll@orrick.com

By Hand Delivery

Ms. Katherine W. Hsu
Chief, Office of Structured Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop 30628
Washington, DC 20549

Re:	Barclays Dryrock Funding LLC (Barclays Bank Delaware) Amendment No. 1 to Registration Statement on Form SF-3 Filed October 5, 2015 (No. 333-205943) Response to Comment Letter dated October 20, 2015

Dear Ms. Hsu:

On behalf of Barclays Bank Delaware (“BBD”) (the sponsor and sole equity owner of Barclays Dryrock Funding LLC (“Dryrock Funding”), as the depositor and beneficial owner of the Barclays Dryrock Issuance Trust (the “Trust”), as the issuing entity), this letter responds to your letter dated October 20, 2015 (the “Comment Letter”), providing comments on Amendment No. 1 to Registration Statement on Form SF-3 (the “Registration Statement”) submitted on October 5, 2015.

For your convenience, each of your comments has been reproduced below, followed by BBD’s response. Enclosed with this letter is Amendment No. 2 to the Registration Statement on Form SF-3 (“Amendment No. 2”), dated October 27, 2015, marked to show all changes to the Registration Statement as filed on October 5, 2015.

All capitalized terms defined in the prospectus and used in the following responses without definition, have the meanings specified in Amendment No. 2. Page numbers in the headings refer to page numbers in the Registration Statement and page numbers in the text of our responses refer to page numbers in Amendment No. 2.

Ms. Katherine W. Hsu

October 27, 2015

Registration Statement on Form SF-3

General

Comment 1:    We note your response to previous comment 3 and reissue. The disclosures on pages 14 and 15 to which you refer detail how finance charge collections and available principal are distributed. The table required by Item 1113(c) of Regulation AB requires disclosure of all of the fees and expenses payable from cash flows (i.e. servicing fees, trustee fees, etc.) and the amount of those fees and expenses or how they are calculated.

Response:	In response to Comment 1, the disclosure on page 16 has been revised to provide a separate table listing all of the fees and expenses payable from cash flows and how such fees are calculated. We disclose in a footnote to such table that the servicing fee is the only fee paid out of the cash flows from the pool assets.

Redemption and Early Amortization of the Notes, page 42

Comment 2:    We note your response to previous comment 17 and reissue in part. Please include bracketed language on your prospectus cover page and in the prospectus summary indicating that you will include disclosure about the letter of credit and surety bond if either is included in a future offering.

Response:	In response to Comment 2, the disclosure has been revised to include bracketed language on the cover page and in the prospectus summary on page 10 indicating that we will include disclosure about the letter of credit and surety bond if either is included in a future offering.

Dispute Resolution, page 91

Comment 3:    We note your response to prior comment 25. Specifically, we note the disclosure that reads “...except as otherwise publicly available as required by law… .” This appears to imply that the confidentiality restrictions do not apply to information that is required to be publicly available by law. Please revise your disclosure to clarify that there are no restrictions on publicly-available information (e.g., information filed with the Commission on Form ABS-15G as required by Rule 15Ga-1 under the Exchange Act) or information required by law or advise why you believe that the disclosure is appropriate.

Response:	In response to Comment 3 the disclosure on page 91 has been revised.

Ms. Katherine W. Hsu

October 27, 2015

Asset Representation Review, page 99

Comment 4:    We note your response to prior comment 28. Please revise your disclosure to clarify that the ARR Representations and Warranties are those representations and warranties from the Receivables Purchase Agreement and Transfer Agreement that relate to the assets.

Response:	In response to Comment 4 the defined term “ARR Representations and Warranties” on page 111 has been revised to clarify that the ARR Representations and Warranties are those representations and warranties from the Receivables Purchase Agreement and Transfer Agreement that relate to the assets.

Asset Review Voting, page 99

Comment 5:    We note your revision regarding the verification requirements for “any note owner.” Please revise to clarify whether there are any additional or separate requirements for “noteholder,” a term which you have defined to mean the beneficial owner of a note.

Response:	In response to Comment 5 the disclosure on page 99 has been revised.

Asset Review, page 100

Comment 6:    We note your disclosure that the ARR Review will be performed in accordance with the procedures set forth in the asset representations reviewer agreement and that you will file a form asset representations reviewer agreement. Please revise to provide disclosure of the material terms of the asset representations reviewer agreement. Please be sure the disclosure includes a clear description of the scope of the review and any limitations on the information to which the asset representations reviewer will have access.

Response:	Please note that the asset representations reviewer agreement was attached as an exhibit to Amendment No. 1 to Registration Statement on Form SF-3, and in connection with Amendment No 1, disclosure was included about the asset representations reviewer on pages 3 and 66 in accordance with Item 1109(b)(1) and (2) of Regulation AB, and the material terms of the asset representations reviewer agreement were included on page 100 under the heading “Asset Representations Reviewer Agreement” in accordance with Item 1109(b)(3)-(7) of Regulation AB. In response to Comment 6, we have revised the disclosure on page 100 to clarify the scope of the review and any limitations on the information to which the asset representations reviewer will have access.

Ms. Katherine W. Hsu

October 27, 2015

If you have any questions regarding this response letter, please do not hesitate to contact me at (212) 506-5077.

Very truly yours, /s/ Alan M. Knoll
Alan M. Knoll

Enclosures

cc:	Kayla Florio, Securities and Exchange Commission
Clinton Walker, Barclays Bank Delaware
Yasser Rezvi, Barclays Dryrock Funding LLC
Deepesh Jain, Barclays Bank Delaware
David Ridenour, Orrick, Herrington & Sutcliffe LLP